

06017204

SEC File No. 82-34725

AGRICORE UNITED NAMED AS A FINALIST IN THE 2006 CANADIAN INFORMATION PRODUCTIVITY AWARDS

Canada's highest-prestige and longest-running IT awards program recognizes Canadian organizations for their innovative use of technology

WINNIPEG, MANITOBA (September 27, 2006) –The Canadian Information Productivity Awards (CIPA) today announced that Agricore United is a 2006 Finalist Achievement award recipient and will compete for the 2006 Awards of Excellence at the CIPA Gala Banquet on November 1, 2006.

Earlier this year, Agricore United identified a need to increase capacity at its data centre to support its 300 locations across Canada. As part of that plan, the company further designed an innovative, yet affordable solution to incorporate a disaster recovery centre which provides for business continuity without any investment in duplicate hardware.

"To be recognized by CIPA as a finalist for our work in developing an economic architecture for business continuity and disaster recovery is an honour, considering CIPA is the premier information-technology and innovation awards program in Canada," says Guy Wood, Vice-President, Management Information Systems, Agricore United. "It is rewarding to have our efforts to improve our enterprise through innovative technology acknowledged on a national scale."

Agricore United was selected as one of this year's finalists based on its use of computer and communications technology to provide an automatic failover of any or all production applications to a secondary location in the event of a failure at the primary data centre. The technology not only provides for business continuity in the event of the most likely forms of disaster, but also supports the company's business growth, all for only a nominal increase in investment. Additionally, by eliminating the company's previous "cold" recovery site and related upgrades, the company has saved more than $200,000 per year.

CIPA's awards program commemorates organizations that have applied IT innovation to improve productivity and efficiency throughout the organization. Finalists for the annual awards are selected from entries submitted by public and private organizations of all sizes and types across Canada.

"CIPA is pleased to acknowledge Agricore United's accomplishment," said Norm Kirkpatrick, President and CEO of CIPA. Agricore United has capitalized on virtualization, advances in electronic communication and an in-depth knowledge of computer operations to ensure continuous operations in the event of a failure.

CIPA awards promote best practices from private and public sector organizations as examples for other Canadian organizations, highlighting ways to transform the operations of their organizations through the adoption of new processes and technologies. Above all, the CIPA awards prove year after year that Canada is a growing hub for global innovation.

About Agricore United

Agricore United is one of Canada's leading agri-businesses with headquarters in Winnipeg, Manitoba and extensive operations and distribution capabilities across western Canada, as well as operations in the United States and Japan. Agricore United uses its technology, services and logistics expertise to leverage its network of facilities and connect agricultural customers to domestic and international customers and suppliers. The company's operations are diversified into sales of crop inputs and services, grain merchandising, livestock production services and

financial services. Agricore United's common shares are traded on the Toronto Stock Exchange under the symbol "AU".

About the Canadian Information Productivity Awards

CIPA is Canada's oldest and largest awards program in the field of information technology and the premier showcase for Canadian IT and innovation. It is supported by Managing Sponsor CGI Group Inc., and leading industry technology companies Hewlett-Packard (Canada) Co. and CA Canada, as well as: IDC Canada, research partner; Rogers Communications Inc., IT World Canada and High Road Communications, media partners, and allied technology associations CATA, CHITTA, CIPS, COACH, CME, FiQ and ITAC.

The mission of CIPA is to recognize and celebrate excellence that fosters innovation and enhanced global competitiveness in Canada. This is achieved through recognizing organizations that have successfully developed and implemented innovative IT-based projects in the areas of customer care, operations and efficiency, organizational transformation and exceptional innovation that achieve significant productivity gains for their organizations.

Winners of the annual competition gain national and international recognition at the CIPA Gala Banquet in November and through extensive media exposure and on www.cipa.com.

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For more information, please contact:

Lawrence Moule
Director of Communications
Canadian Information Productivity Awards
(416) 458-4410
lawrence.moule@cipa.com

or

Coralie Olson
High Road Communications
(416) 644-2275
colson@highroad.com

or

Mr. Guy Wood
Vice President
Management Information Systems
Agricore United
(204) 944-5667
gwood@agricoreunited.com